Exhibit 99.1

April 30, 2020

Marathon Oil Company
5555 San Felipe Street
Houston, Texas 77056

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Marathon Oil Company (Marathon), as of December 31, 2019, of the proved reserves to the Marathon interest in Alba Field located offshore Equatorial Guinea. The scope of our work did not include auditing the future net revenue associated with these reserves. It is our understanding that the proved reserves estimates shown herein constitute approximately 14 percent of all proved reserves owned by Marathon. Economic analysis was performed by Marathon only to confirm economic producibility and determine economic limits for the properties. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, and economic producibility, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Marathon's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Marathon's estimates of the net reserves, as of December 31, 2019, for Alba Field:

	Net Reserves
	Gas	Condensate	NGL
Category	(MMCF)	(MBBL)	(MBBL)

Proved Developed Producing	649,342.807	30,246.021	19,593.840
Proved Undeveloped	40,549.758	2,499.213	1,537.436

Total Proved	689,892.565	32,745.234	21,131.276

Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Condensate and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.

In our opinion the estimates shown herein of Marathon's reserves are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Marathon in preparing the December 31, 2019, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Marathon.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk. Marathon has included the reserves associated with a compressor restaging project in the proved undeveloped category. Marathon's study indicates that there are no proved developed non-producing reserves for these properties; probable and possible reserves that may exist for these properties have not been included in Marathon's estimates.

Gas, condensate, and NGL prices were used only to confirm economic producibility and determine economic limits for the properties. The gas price used by Marathon is the fixed contract price of $0.250 per MMBTU and is adjusted for energy content. Condensate and NGL prices used by Marathon are based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent spot price for each month in the period January through December 2019. The average price of $63.15 per barrel is adjusted for quality and market differentials. The adjusted product prices of $0.243 per MCF of gas, $58.96 per barrel of oil, and $31.77 per barrel of NGL are held constant throughout the lives of the properties.

Costs were used only to confirm economic producibility and determine economic limits for the properties. Operating costs used by Marathon are based on historical operating expense records. Operating costs are limited to direct platform-, plant-, and field-level costs and Marathon's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Operating costs have been divided into field-level costs and per-unit-of-production costs. Capital costs used by Marathon are based on its internal planning budgets. Capital costs are included as required for recurring maintenance projects and compressor restaging. Operating and capital costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Marathon and Netherland, Sewell & Associates, Inc. (NSAI) are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Marathon, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of Alba Field. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Marathon with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Marathon's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Marathon, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Mr. John R. Cliver, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2009 and has over 5 years of prior industry experience. Mr. Zachary R. Long, a Licensed Professional Geoscientist

in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
     Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Zachary R. Long
By:
Zachary R. Long, P.G. 11792
Vice President

Date Signed:	April 30, 2020

/s/ John R. Cliver
By:
John R. Cliver, P.E. 107216
Vice President

Date Signed:	April 30, 2020

JRC:PNH

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.